EXHIBIT 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-162381 on Form F-3 of our reports dated February 23 , 2010, relating to the combined and consolidated financial statements of Safe Bulkers, Inc. (the “Company”), and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 20-F for the year ended December 31, 2009.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece

February 23, 2010

Exhibit 99.1